Exhibit 21.1
Lifecore Subsidiaries
As of September 11, 2007

	State / Country	Percentage of Voting
Name	of Incorporation	Securities Owned

Implant Support Systems, Inc.	Ohio	100%
Sustain, Inc.	California	100%
Lifecore Biomedical SpA	Italy	100%
Lifecore Biomedical GmbH	Germany	100%
Lifecore Biomedical, AB	Sweden	100%
Lifecore Biomedical, SAS	France	100%